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                                                                      EXHIBIT e.

                           DIVIDEND REINVESTMENT PLAN

         You may elect to have all dividends, including any capital gain dividends, on your Common Shares automatically reinvested by EquiServe Trust Company, N.A. as plan administrator (the "Plan Administrator") for the Common Shareholders, in additional Common Shares under the Dividend Reinvestment Plan (the "Plan"). You may elect to participate in the Plan by completing and returning the Dividend Reinvestment Plan Application Form to the Plan Administrator. If you do not participate, you will receive all distributions in cash paid by check mailed directly to you by EquiServe Trust Company, N.A. as dividend paying agent.

         If you decide to participate in the Plan, the number of Common Shares you will receive will be determined as follows:

         If, on the payment date of the dividend, the closing market price per Common Share plus per share brokerage commissions applicable to an open market purchase of Common Shares is below the net asset value per Common Share at the time of valuation, the Plan Administrator will receive the dividend or distribution in cash and will purchase Common Shares in the open market, on the [New York] Stock Exchange or elsewhere, for the participants' accounts. It is possible that the market price for the Common Shares may increase before the Plan Administrator has completed its purchases. Therefore, the weighted average purchase price per share paid by the Plan Administrator may exceed the closing market price at the time of valuation, resulting in the purchase of fewer shares than if the dividend or distribution had been paid in Common Shares issued by the Fund. The Plan Administrator will use all dividends and distributions received in cash to purchase Common Shares in the open market prior to the next ex-dividend date. In the event that the Plan Administrator cannot complete the open market purchases prior to the next ex-dividend date, the Fund will determine whether to issue the remaining shares at net asset value. Interest will not be paid on any uninvested cash payments.

         If, on the payment date of the dividend, the closing market price per Common Shares plus per share brokerage commissions applicable to an open market purchase of Common Shares is at or above the net asset value per Common Share, the Fund will issue new shares at a price equal to the greater of (i) net asset value per Common Share on that trading date or (ii) 95% of the closing market price on that trading date.

         The Plan Administrator maintains all shareholders' accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Common Shares in your account will be held by the Plan Administrator in book-entry (non-certificated) form. Any proxy you receive will include all Common Shares you have received under the Plan.

         You may withdraw from the Plan at any time by giving notice to the Plan Administrator. If you withdraw completely from the Plan or the Plan is terminated, you will receive a certificate for each whole share in your account under the Plan and you will receive a cash payment for any fraction of a share in your account. If you wish, the Plan Administrator will sell your shares and send you the proceeds, minus applicable brokerage commissions and a $15.00 service fee.

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         There is no brokerage charge for reinvestment of your dividends or distributions in Common Shares. However, all participants will pay a pro rata share of brokerage commissions incurred by the Plan Administrator when it makes open market purchases.

         Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions.

         The Fund reserves the right to amend or terminate the Plan if in the judgment of the Board of Trustees the change is warranted. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained from the Plan Administrator.

         All correspondence concerning the Plan should be directed to the Plan Administrator at:

         P.O. Box 43011, Providence, RI 02940-3011


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